Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Mylan N.V.

Commission File No.: 333-199861

Viatris Reveals Branding to Reflect New Company’s Transformative Strategy

Announcement follows Mylan shareholder approval of Mylan’s combination with Pfizer’s Upjohn

HERTFORDSHIRE, England, PITTSBURGH and NEW YORK, July 9, 2020 — Mylan N.V. (NASDAQ: MYL) and Upjohn, a division of Pfizer, today unveiled the logo and branding for VIATRISTM, the new company that will be formed by combining Mylan and Upjohn.

Experience the interactive Multichannel News Release here:

https://www.multivu.com/players/English/8741351-viatris-mylan-upjohn-branding/

Viatris will benefit from Mylan and Upjohn’s trusted global offerings and legacy of meeting patient needs around the world. The new logo and branding is designed to reflect Viatris’ guiding principles that will redefine the healthcare landscape through its capability, commitment and vision to address evolving healthcare needs. Viatris’ platform will provide a unique Global Healthcare Gateway™ that will offer partners ready access to more markets and patients worldwide.

Viatris (pronounced ‘viǝ-trīs) is Latin for “three paths,” and the logo visually captures the company’s commitment to access, leadership and partnership. The “three paths” work together in harmony and encircle a streamlined globe to illustrate the company’s core purpose of empowering people worldwide to live healthier at every stage of life.

Future Viatris Executive Chairman and current Mylan Executive Chairman Robert J. Coury said, “Viatris will be focused on creating a more sustainable healthcare journey for patients worldwide while delivering value to all stakeholders for years to come. The Viatris branding reflects our drive to address the world’s emerging healthcare needs with passion and compassion. It also highlights our goal to chart a new course focused on improving patient outcomes by expanding access to medicine, providing leadership through innovative solutions and building best-in-class partnerships. We also will offer all partners ready access to more markets and the ability to reach more patients around the world through the company’s new and unique Global Healthcare Gateway™, which leverages Viatris’ unmatched global infrastructure to connect people around the world to the high quality medicines and services they need, making Viatris a true Partner of Choice™.”

Future Viatris Chief Executive Officer and current Upjohn Group President Michael Goettler said, “Our new branding exemplifies that we are building a new kind of company designed for where the healthcare industry is going. Viatris will have the global reach, commercial offerings and capabilities, as well as the scientific, medical, regulatory, legal and intellectual property expertise necessary to ensure more patients can get the care they need to live healthier at every stage of life. Viatris will be uniquely positioned to help patients access the medicines they need regardless of their geography or circumstance.”

The transaction, which was overwhelmingly approved by Mylan shareholders at Mylan’s Extraordinary General Meeting of Shareholders on June 30, 2020, and is expected to close in the fourth quarter of 2020, subject to the satisfaction of certain remaining closing conditions. Additionally, Mylan and Upjohn recently announced permanent financing for the deal. The transaction will combine Upjohn’s iconic brands and leading commercial capabilities from its legacy as a division of Pfizer with Mylan’s science and operating platform, supply chain network and strong product pipeline. The combination will provide Viatris with a portfolio of 1,400 molecules across many different therapeutic categories and dosage forms, a global reach across more than 165 countries and territories, and a worldwide workforce of 45,000 with vast expertise in science, manufacturing, quality, regulatory and medical affairs.

The two businesses will continue to operate as independent, separate organizations until close. For more important information visit championforglobalhealth.com.

About Mylan

Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to high quality medicine, we innovate to satisfy unmet needs; make reliability and service excellence a habit; do what’s right, not what’s easy; and impact the future through passionate global leadership. We offer a portfolio of more than 7,500 marketed products around the world, including antiretroviral therapies on which approximately 40% of people being treated for HIV/AIDS globally depend. We market our products in more than 165 countries and territories. We are one of the world’s largest producers of active pharmaceutical ingredients. Every member of our approximately 35,000-strong workforce is dedicated to creating better health for a better world, one person at a time. Learn more at Mylan.com. We routinely post information that may be important to investors on our website at investor.mylan.com.

About Upjohn

With over 130 years of experience in improving patient lives, Pfizer Upjohn seeks to leverage our portfolio, global experience and expertise to become the trusted partner of choice for all stakeholders committed to improving patient health. We focus on relieving the burden of non-communicable diseases with trusted, quality medicines for every patient, everywhere, with the goal of treating 225 million new patients by 2025. Upjohn brings together 20 of the industry’s most trusted brands — products such as Lipitor®, Norvasc®, Lyrica® and Viagra® — with world-class medical, manufacturing and commercial expertise in more than 120 countries. Upjohn’s network of approximately 11,500 colleagues works together to be fast, focused and flexible to ensure that patients around the world access the healthcare they need.

Forward-Looking Statements

These communications contain “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the proposed combination of Upjohn Inc. (“Newco”) and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of the Upjohn business (the “Upjohn Business”) from Pfizer Inc. (“Pfizer”) (the “proposed transaction”), the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”,

“intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States and related standards or on an adjusted basis; the integration of Mylan and the Upjohn Business being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and the Upjohn Business; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; Mylan’s, the Upjohn Business’s or the combined company’s liquidity, capital resources and ability to obtain financing; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; the impact of outbreaks, epidemics or pandemics, such as the COVID-19 pandemic; uncertainties regarding future demand, pricing and reimbursement for Mylan’s, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s, Newco’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed transaction are also more fully discussed in the Registration Statement on Form S-4, as amended, which includes a proxy statement/prospectus (as amended, the “Form S-4”), which was filed by Newco with the SEC on

October 25, 2019 and declared effective by the SEC on February 13, 2020, the Registration Statement on Form 10, which includes an information statement (the “Form 10”), which was filed by Newco with the SEC on June 12, 2020 and declared effective by the SEC on June 30, 2020, a definitive proxy statement, which was filed by Mylan with the SEC on February 13, 2020 (the “Proxy Statement”), and a prospectus, which was filed by Newco with the SEC on February 13, 2020 (the “Prospectus”). You can access Pfizer’s, Mylan’s and Newco’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, as applicable, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after these communications are made.

Additional Information and Where to Find It

These communications shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, Newco and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4, Form 10 and Prospectus filed by Newco and the Proxy Statement filed by Mylan. The Form S-4 was declared effective on February 13, 2020 and the Proxy Statement and the Prospectus were first mailed to shareholders of Mylan on or about February 14, 2020 to seek approval of the proposed transaction. The Form 10 was declared effective on June 30, 2020. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan or by contacting Mylan at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

###

Investor Relations

Mylan

Melissa Trombetta

+1 (724) 514-1813

InvestorRelations@mylan.com

Pfizer

Ryan Crowe

+1 (212) 733-8160

Ryan.Crowe@Pfizer.com

Media Relations

Mylan

Christine Waller

+1 (724) 514-1968

Communications@mylan.com

Pfizer

Amy Rose

+1 (212) 733-7410

Amy.Rose@Pfizer.com